Schnader Harrison Segal & Lewis LLP
140 Broadway, Suite 3100
New York, New York 10005-1101

Sarah Hewitt

Direct Dial 212-973-8123

Direct Fax 212-972-8798

E-mail: shewitt@schnader.com

November 14, 2016

Ms. Mara L. Ransom

Assistant Director, Office of Consumer Products

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Demand Pooling, Inc. Preliminary Information Statement Filed on Schedule 14C Filed October 5, 2016 File No. 000-53394

Dear Ms. Ransom:

We write in response to the comment letter, dated October 25, 2016 (the “Comment Letter), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to our client, Demand Pooling, Inc. (the “Company”), with respect to the Company’s Preliminary Information Statement on Schedule 14C filed with the Commission on October 5, 2016 (the “Information Statement”). We have replied to the comments in the Comment Letter on a comment-by-comment basis, with each of our responses following a repetition of the Staff’s comment to which our response applies and numbered to relate to the corresponding comments in the Comment Letter. Where applicable, the revised sections of the Information Statement have been referenced.

1.	COMMENT: It appears from your disclosure that you were a shell company as that term is defined in Rule 12b-2 under the Exchange Act prior to the Recent Transactions, given your lack of assets and operations. Please tell us whether the Recent Transactions, combined with the subsequent contribution of real estate interests to you, resulted in a change in your status as a shell company. If so, pursuant to Item 2.01(f) of Form 8-K, please file a Form 8-K to provide the information that would be required if you were filing a general form for registration of securities on Form 10 under the Exchange Act.

COMPANY RESPONSE: Current management of the Company understands that the Company was not a shell company prior to the Recent Transactions. A review of the Company’s Commission filings shows that the Company announced that it ceased to be a shell company, for the reasons described, in its Current Report on Form 8-K filed with the Commission on July 2, 2013 and the Company maintained that status from its Quarterly Report on Form 10-Q for the quarter ended September 30, 2013 filed with the Commission on November 13, 2013 through its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016 filed with the Commission on May 13, 2016, about six weeks prior to the recent transactions. The Company does not believe that the Recent Transactions, combined with the subsequent contribution of real estate interests to the Company, resulted in a change in the Company’s status from non-shell company to shell company. As the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 filed with the Commission on November 14, 2016 shows, the Company has assets of $316,719 on its balance sheet from a real estate interest. It expects to receive income from that interest in the next year. Further, the Company’s management is actively seeking investments in additional real estate properties which it also expects will generate revenue for the Company. For these reasons, the Company does not believe that it is currently a shell company as that term is defined in Rule 12b-2 under the Exchange Act.

2.	COMMENT: We note that you seek to amend your Articles of Incorporation to increase your authorized shares of common stock from 100,000,000 to 250,000,000. If the increase in authorized shares is to facilitate the acquisition of another company or assets, please expand your discussion of the Purpose and Effect of increasing the Authorized Shares of Common Stock to discuss the terms of the acquisition. Please provide the information required by Item 1 of Schedule 14C, which refers to Note A to Schedule 14A and Items 11, 213 and 14 of Schedule 14A. Alternatively, please affirmatively state that you have no such plans, proposals, or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock.

COMPANY RESPONSE: The Company has no plans, proposals or arrangements at this time, written or otherwise, to issue any of the additional authorized shares of common stock. The Company will add a statement to such effect (1) at the end of the fourth paragraph of the Information Statement under the caption “Background and Purpose of the Reverse Stock Split, Increase in Authorized Shares and Name Change”, and (2) to the second sentence of the first paragraph and as a penultimate sentence of the fifth paragraph of the Information Statement under the caption “Purpose and Effect of Increasing the Authorized Shares of Common Stock”.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We are hopeful that we have adequately addressed each of the Staff’s comments. If you have further questions or comments with respect to the Information Statement, please do not hesitate to contact the undersigned.

Sincerely,

Sarah Hewitt

For SCHNADER HARRISON SEGAL & LEWIS llp

SH/jc

cc: Mr. Kai Cheng Tang